FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“Company”), in accordance with Law 6,404/76 and CVM Instruction No. 358/02, following on the material fact disclosed on November 28, 2019, hereby informs the following to its shareholders and the market in general.

It was approved by shareholders holding 99.94% of the issued and outstanding common shares issued by the Company, at the Extraordinary Shareholders' Meeting (“Meeting”) held on this date, among other matters: (i) the reelection of the current members of the Board of Directors for a term of office ending at the Annual General Shareholders Meeting which will approve the financial statements of the fiscal year ending on December 31, 2021; (ii) the admission of the Company to the Novo Mercado, a special listing segment of B3 S.A. – Brasil, Bolsa, Balcão” (“Migration” and “B3”); (iii) the conversion of all preferred shares issued by the Company into common shares, in the proportion of one common share for one preferred share ("Conversion"); (iv) the reform of the Company’s By-Laws; and (v) amendments  to the Stock Option Plan and to the Equity Compensation Plan.

Thereafter, the Conversion was ratified by 53.72% of the holders of preferred shares of the Company at the Special Shareholders Meeting of Holders of Preferred Shares (“Special Meeting”), also held today.

Pursuant to articles 136 and 137 of Law 6,404/76, given the ratification of the Conversion, the holders of preferred shares who abstained from voting or disagreed with the approval of the Conversion or did not attend the Special Meeting will have the right to withdraw from the Company.

To the exercise of the withdrawal right, shareholders should prove to have continuously held preferred shares from November 28, 2019 - date of the approval of the Migration/Conversion by the Board of Directors - until the date of the exercise of the withdrawal right. Pursuant to article 45 of Law 6,404/76, the reimbursement amount per each preferred share will be equal to R$41.54, calculated based on the Company’s equity book value under the Company’s financial statements for the period ending on December 31, 2018, approved at the General Shareholders Meeting held on April 25, 2019. The reimbursement amount will not be subject to monetary adjustments and fractions of cents will be disregarded.

The withdrawal right must be exercised within a thirty (30) days period counted from the date of the first publication of the minutes of the Special Meeting and its corresponding Notice to Shareholders, which should occur on January 3, 2020.

The Company does not intend to exercise its right to reconsider the Conversion provided for in paragraph 3 of article 137 of Law 6,404/76.

Finally, the following deliberations will became effective upon the end of the withdrawal right period and the final approval of the Migration by B3: (i) approval of the Migration/Conversion; (ii) approval of the reform of the Company’s By-Laws; and (iii) approval of the amendments to the Stock Option Plan and to the Equity Compensation Plan.

The Company will keep the market and its shareholders informed on the development of the Migration.

São Paulo, December 30, 2019.

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 30, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.